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13012235

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11811 North Freeway, Suite 900
(No. and Street)

Houston (City) Texas (State) 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrester 281-847-8422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ham, Langston & Brezina, LLP
(Name – *if individual, state last, first, middle name*)

11550 Fuqua, Suite 500 (Address) Houston (City) Texas (State) 77034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CATHY YOUNG
MY COMMISSION EXPIRES
May 23, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2012 and 2011

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS

HLB

HAM, LANGSTON & BREZINA, L.L.P.
Certified Public Accountants

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
First Financial Securities of America, Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the 2011 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the supplemental schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 27, 2013

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

ASSETS	**2012**	**2011 (as restated)**
Current assets:		
Cash and cash equivalents	$ 804,575	$ 832,136
Restricted cash	10,000	10,000
Commissions receivable	160,464	138,255
Receivables, related parties	9,232	8,785
Prepaid expenses	67,967	72,394
Total current assets	1,052,238	1,061,570
Capital lease assets, net	3,804	5,978
Total assets	$1,056,042	$1,067,548
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current portion of capital lease obligation	$ 2,461	$ 2,231
Accounts payable and accrued expenses	64,328	244,506
Accounts payable, related party	85,337	70,677
Deferred tax liability	986	1,518
Income taxes payable to Parent	71,466	16,242
Total current liabilities	224,578	335,174
Capital lease obligation, net of current portion	2,011	4,473
Total liabilities	226,589	339,647
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	817,453	715,901
Total shareholder's equity	829,453	727,901
Total liabilities and shareholder's equity	$1,056,042	$1,067,548

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2012 and 2011

	2012	2011 (as restated)
Revenues:		
Commission revenue	$1,210,229	$1,204,870
Expenses:		
Overhead expense reimbursement - related party	488,034	511,597
Service fee - related parties	300,000	300,000
Amortization	2,173	2,172
Sales commissions	150,959	247,726
Licenses and fees	68,388	64,256
Education and training	2,763	8,681
Taxes	9,778	10,398
Consulting fees	15,415	12,812
Other operating expenses	16,465	1,900
Total expenses	1,053,985	1,159,542
Net income before income taxes	156,244	45,328
Provision (benefit) for income taxes:		
Current	55,224	16,242
Deferred	(532)	(377)
	54,692	15,865
Net income	$ 101,552	$ 29,463

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

for the years ended December 31, 2012 and 2011

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2010	$ 1,000	$ 11,000	$ 686,438	$ 698,438
Net income (as restated)	-	-	29,463	29,463
Balance, December 31, 2011 (as restated)	1,000	11,000	715,901	727,901
Net income	-	-	101,552	101,552
Balance, December 31, 2012	$ 1,000	$ 11,000	$ 817,453	$ 829,453

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2012 and 2011

	2012	2011 (as restated)
Cash flows from operating activities:		
Net income	$ 101,552	$ 29,463
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization	2,174	2,172
Deferred tax benefit	(532)	(377)
Changes in:		
Commissions receivable	(22,209)	24,495
Receivables, related parties	(447)	(1,859)
Prepaid expenses	4,427	(7,735)
Accounts payable and accrued expenses	(180,178)	191,931
Accounts payable, related party	14,660	(63,290)
Income taxes payable to Parent	55,224	(286,942)
Net cash used in operating activities	(25,329)	(112,142)
Cash flows from financing activities:		
Payments on capital lease obligations	(2,232)	(2,023)
Net cash used in financing activities	(2,232)	(2,023)
Net decrease in cash and cash equivalents	(27,561)	(114,165)
Cash and cash equivalents, beginning of year	832,136	946,301
Cash and cash equivalents, end of year	$ 804,575	$ 832,136
Supplemental disclosures of cash flow information:		
Interest paid	$ 562	$ 771
Income taxes paid	$ -	$ 303,184

The accompanying notes are an integral part of these financial statements.

1. Description of Business

First Financial Securities of America, Inc., (the "Company" or "FFS"), a wholly owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Revenue consisting of commissions earned from the sponsor of the securities products is generally recognized upon the closing of the sale of the products.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the commissions receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2012 and 2011, there was no allowance as management believes all accounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

Capital Lease Assets

Leased property meeting certain criteria is capitalized and the present value of the related lease payment is recorded as a liability. Amortization of capitalized assets is computed on the straight-line method over the term of the lease, which is approximately five years.

Continued

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2012, approximately $635,000, or 52%, and $302,000, or 23%, of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2012, approximately $119,000, or 74%, and $24,000, or 15%, of commissions receivable were from two sponsors of variable annuity products.

For the year ended December 31, 2011, approximately $688,000, or 57%, and $310,000, or 26%, of commission revenue was earned from two sponsors of variable annuity products. At December 31, 2011, approximately $102,000, or 74%, and $22,000, or 16%, of commissions receivable were from two sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between US GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company currently follows Accounting Standards Codification ("ASC") 740-10, *"Accounting for Uncertainty in Income Taxes, an Interpretation of FAS No. 109"*, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. ASC 740-10 also provides guidance on the derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2012, the Company did not recognize any interest or penalties related to any unrecognized tax positions.

With few exceptions, the Company is no longer subject to United Stated federal income tax or state income tax examinations for years before 2008.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Continued

2. Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments, continued

The Company follows the guidance promulgated by ASC 820-10, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards ("IFRS")*. This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between US GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. ASU No. 2011-04 is effective for reporting periods beginning after December 15, 2011 with application on a prospective basis. The adoption of ASU No. 2011-04 did not have a significant impact on the Company's financial statements.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 was issued to provide enhanced disclosures that will enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. The amendments under ASU No. 2011-11 require enhanced disclosures by requiring entities to disclose both gross information and net information about both instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and lending arrangements. ASU No. 2011-11 is effective retrospectively for annual periods beginning on or after January 1, 2013, and interim periods within those periods. The Company is evaluating the potential impact of the adoption of this new guidance on its financial statements.

3. Restatement of Financial Statements

The accompanying 2011 financial statements have been restated to reflect the correction of an error in commissions payable to an agent of the Company and the related commission expense.

The effect of the restatement on the December 31, 2011 financial statements is as follows:

	As Previously Reported	Adjustment	As Restated
Accounts payable and accrued expense	$ 48,633	$ 195,873	$ 244,506
Income taxes payable to Parent	$ 84,798	$ (68,556)	$ 16,242
Current liabilities	$ 207,857	$ 127,317	$ 335,174
Total liabilities	$ 212,330	$ 127,317	$ 339,647

Continued

3. Restatement of Financial Statements, continued

	As Previously Reported	Adjustment	As Restated
Retained earnings	$ 843,218	$ (127,317)	$ 715,901
Total shareholder's equity	$ 855,218	$ (127,317)	$ 727,901
Sales commissions	$ 51,853	$ 195,873	$ 247,726
Net income before income taxes	$ 241,201	$ (195,873)	$ 45,328
Provision for income taxes	$ 84,798	$ (68,556)	$ 16,242
Net income	$ 156,780	$ (127,317)	$ 29,463

4. Deposit With Clearing Organization

The Company has an agreement with Southwest Securities, (the "clearing organization"), whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000, at both December 31, 2012 and 2011, be maintained by the Company. The balance is reflected as restricted cash on the statements of financial condition.

5. Income Taxes

For the years ended December 31, 2012 and 2011, the current income tax expense of $55,224 and $16,242, approximated the expected income tax expense, based on the statutory tax rate of 35%. The deferred tax liability of $986 and $1,518, at December 31, 2012 and 2011, related primarily to accelerated amortization and expenses not deductible for tax purposes. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of income for the years ended December 31, 2012 and 2011.

6. Related-Party Transactions

At December 31, 2012 and 2011, the Company had income taxes payable to its Parent of $71,466 and $16,242, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2012 and 2011, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee of $10,000 per month, which is included in service fee expense in the accompanying statements of income. During the years ended December 31, 2012 and 2011, the Company reimbursed FFC $488,034 and $511,597, for general operating costs. As of December 31, 2012 and 2011, the Company owed $85,337 and $70,677 for its allocations of general operating expenses under the agreement. Amounts owed bear no interest and are included in accounts payable, related party, in the accompanying statements of financial condition.

At December 31, 2012 and 2011, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), a third-party administrator that performs administrative services related to data processing of securities transactions and shares certain common management with the Company. The

Continued

6. Related-Party Transactions, continued

Company incurred an expense of $180,000 during the years ended December 31, 2012 and 2011 for these administrative services, which is included in service fee expense in the accompanying statements of income. As of December 31, 2012 and 2011, the Company had accounts receivable of $0 and $1,000 from FFA, which represented allocations of general operating expense reimbursements under the agreement.

As of December 31, 2012 and 2011, the Company had accounts receivable of $9,232 and $7,785 from the Parent. The balances represent allocations of general operating expense reimbursements.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2012 and 2011, the Company had net capital of $646,925 and $677,394 which is $596,925 and $627,394 in excess of the net capital requirement of $50,000. At December 31, 2012 and 2011, the Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 and 0.17 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

8. Exemption From Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

9. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2012 and 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

10. Capital Lease

Assets under capital leases are capitalized using interest rates appropriate at the inception of the lease. Following is an analysis of assets under capital leases as of December 31, 2012 and 2011:

	2012	2011
Office equipment, at cost	$ 11,411	$ 11,411
Less accumulated amortization	(7,607)	(5,433)
	$ 3,804	$ 5,978

Continued

10. Capital Lease, continued

Future minimum lease payments for the above assets under capital leases at December 31, 2012 are as follows:

December 31,	
2013	$ 2,793
2014	2,096
Total minimum obligations	4,889
Interest	417
Present value of net minimum obligations	$ 4,472
Current portion of obligation	$ 2,461
Long-term portion of obligation	$ 2,011

11. Subsequent Events

Subsequent events have been evaluated through February 27, 2013, which is the date the financial statements were available for issuance.

Continued

SUPPLEMENTARY INFORMATION

HLB

HAM, LANGSTON & BREZINA, L.L.P.

11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Continued

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 27, 2013

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	2012
Net capital:	
Total shareholder's equity per the accompanying financial statements	$ 829,453
Nonallowable assets:	
Commissions receivable (net of payables)	101,525
Receivables, related parties	9,232
Capital lease assets, net	3,804
Prepaid expenses and other assets	67,967
Total nonallowable assets	182,528
Net capital before haircuts on security positions	646,925
Haircuts on security positions	-
Net capital	646,925
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital	$ 596,925
Aggregate indebtedness	$ 226,589
Ratio of aggregate indebtedness to net capital	0.35

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 26, 2013 as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 657,195	$ 157,380
Post closing adjustments:		
Increase in accrued expenses	(10,270)	10,270
Per above	646,925	167,650
Commissions payable - nonallowable		58,939
Total aggregate indebtedness		$ 226,589

The accompanying notes are an integral part of these financial statements.

HLB
HAM, LANGSTON & BREZINA, L.L.P.
Certified Public Accountants
11550 FUQUA, SUITE 475
HOUSTON, TEXAS 77034
PHONE (281) 481-1040
FAX (281) 481-8485
www.hlb-cpa.com

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

The Board of Directors
First Financial Securities of America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries; noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments noting no differences; and

5. Noted no overpayment was applied to the current assessment which was consistent with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina, L.L.P.

Houston, Texas
February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029565 FINRA DEC
FIRST FINANCIAL SECURITIES OF 18*18
11811 NORTH FWY STE 900
HOUSTON TX 77060-3292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Larry Forrester 281-847-8422

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______ Date Paid
   C. Less prior overpayment applied (151.56)
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ (151.56)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______
   H. Overpayment carried forward $(151.56)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Financial Securities of America, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,210,229
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,210,062
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 562	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	562
Total deductions	1,210,624
2d. SIPC Net Operating Revenues	$ (395)
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)